


20170128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2017

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: Vertex Pharmaceuticals Incorporated
Incoming letter dated January 10, 2017

Dear Mr. Gerber:

This is in response to your letters dated January 10, 2017 and January 31, 2017 concerning the shareholder proposal submitted to Vertex by Trinity Health. We also have received letters on the proponent's behalf dated January 22, 2017 and February 1, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

February 10, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Vertex Pharmaceuticals Incorporated
Incoming letter dated January 10, 2017

The proposal requests that the board issue a report listing the rates of price increases year-to-year of the company's top selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for the company.

There appears to be some basis for your view that Vertex may exclude the proposal under rule 14a-8(i)(7), as relating to Vertex's ordinary business operations. In this regard, we note that the proposal relates to the rationale and criteria for price increases of the company's top selling branded prescription drugs in the last six years. Accordingly, we will not recommend enforcement action to the Commission if Vertex omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 1, 2017

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Vertex Pharmaceuticals Incorporated

Dear Sir/Madam:

This letter is in response to the letter, dated January 31, 2017 (the "Supplemental Letter"), sent by Skadden, Arps, Slate, Meagher & Flom LLP on behalf of Vertex Pharmaceuticals Incorporated (hereinafter referred to either as "Vertex" or the "Company") to the Securities and Exchange Commission with respect to the shareholder proposal concerning escalating drug pricing submitted by Trinity Health and numerous co-filers (hereinafter referred to jointly as the "Proponents").

RULE 14a-8(i)(7)

Vertex's Supplemental Letter fundamentally misreads the Proponents' shareholder proposal and the Staff's previous no-action letters concerning drug pricing.

As the Company itself noted in its initial letter dated January 10, 2017, (the "Initial Letter") the Staff has on numerous occasions, including in those letters cited by the Company on page 4 of its Initial Letter (*Celgene, Vertex, Gilead, Bristol-Myers, Warner-Lambert* and *Lilly*), declared that shareholder proposals with respect to a drug company's pricing policies raised significant policy issues for the registrant and were concerned with the registrant's fundamental business strategy. The proposals in each of those letters addressed *rising* drug prices and there can be no doubt that it is the societal and governmental reaction to such rises that cause a significant policy issue to be implicated. There can also be no doubt that the Proponents' shareholder proposal is within the category of proposals referred to in those letters. The proposal deals with rising drug pricing by drug manufacturers and it requests disclosure of the "rationale and criteria" used by the Company in increasing the price of its drugs.

We do not believe that the Company's basic argument in its Supplemental Letter to the effect that the Proponents' shareholder proposal focuses on specific prices can stand muster in light of the *Celgene, Vertex* and *Gilead* letters (the "CVG Letters"). In each of those letters the proposal requested an explanation of the "price disparities" between prices of numerous specified drugs in the US and their price in other nations; a comparison of the price of numerous specified drugs and the" price of alternative therapies"; and a comparison of the price of the specified drugs with their "clinical benefits". It is difficult in the extreme to imagine how the Company can characterize (page 2 of the Supplemental Letter, third full paragraph) the CVG Letters as "involving the broad concept of drug pricing" while contending that the instant proposal does no such thing. Frankly, it bogles belief that the Company can contend that the CVG Letters pertained to "fundamental business strategy" but that the Proponents' shareholder proposal does not.

Furthermore, unlike the CVG Letters, the Proponents' shareholder proposal does not focus on the specific prices of the drugs. Rather it asks for information pertaining to the *rate* of price increases. Thus it does not differ significantly from the proposals in the other above-cited letters, all of which, just like the Proponents' proposal, address the societal and governmental concern with rising drug prices.

In conclusion, it is more than abundantly clear that Vertex has failed to carry its burden of establishing that the Proponents' shareholder proposal may be excluded from the Company's year 2017 proxy statement by virtue of Rule 14a-8(i)(7).

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Marc Gerber
All proponents
Josh Zinner

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7233
DIRECT FAX
202-661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

BY EMAIL (shareholderproposals@sec.gov)

January 31, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Vertex Pharmaceuticals Incorporated –
2017 Annual Meeting
Supplement to Letter dated January 10, 2017
Relating to Shareholder Proposal of
Trinity Health

Ladies and Gentlemen:

We refer to our letter dated January 10, 2017 (the “No-Action Request”), submitted on behalf of our client, Vertex Pharmaceuticals Incorporated (“Vertex”), pursuant to which we requested that the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concur with Vertex’s view that the shareholder proposal and supporting statement (the “Proposal”) submitted by Trinity Health (the “Proponent”) may be excluded from the proxy materials to be distributed by Vertex in connection with its 2017 annual meeting of shareholders (the “2017 proxy materials”).

This letter is in response to the letter to the Staff, dated January 22, 2017, submitted on behalf of the Proponent (the “Proponent’s Letter”), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter also is being sent to the Proponent.

I. The Proposal Deals with Matters Relating to Vertex's Ordinary Business Operations.

As described below, the Proponent's Letter mischaracterizes the Staff's prior no-action decisions and the Proposal itself. As the Proposal deals with matters relating to Vertex's ordinary business operations and does not focus on a significant policy issue, the Proposal is excludable pursuant to Rule 14a-8(i)(7).

The Proponent's Letter mischaracterizes the Staff's rulings in *Celgene Corp.* (Mar. 19, 2015), *Vertex Pharmaceuticals Inc.* (Feb. 25, 2015) and *Gilead Sciences, Inc.* (Feb. 23, 2015) by citing these letters for the proposition that drug pricing "is a significant policy concern for drug manufacturers." As noted in the No-Action Request, however, the Staff declined to permit exclusion of these proposals under Rule 14a-8(i)(7) because it determined that the requests for a report on the risks to the companies from rising pressure to contain U.S. specialty drug prices focused on the companies' "fundamental business strategy with respect to its pricing policies for pharmaceutical products." The Staff has not determined that drug pricing decisions constitute a significant policy issue for purposes of Rule 14a-8(i)(7). Accordingly, the Proponent's Letter completely misstates the Staff's prior decisions relating to drug pricing.

In addition, the Proponent's Letter's characterization of the Proposal runs counter to the express language of the Proposal. While the Proponent's Letter asserts that the Proposal does not request an explanation or justification of drug price increases, the plain language of the resolved clause requests the "rationale and criteria used for these price increases" — that is, the price increases "year-to-year of our company's top selling branded prescription drugs between 2010 and 2016." Fairly read, there is no doubt that the Proposal is focused on an explanation and justification of specific price increases.

Accordingly, the Proposal's focus is significantly different than those proposals found to focus on a company's fundamental business strategy, and the Proponent's Letter disregards the Staff's historical view of proposals involving the broad concept of drug pricing. Importantly, unlike the letters cited in the Proponent's Letter, the Proposal's request does not reference the creation, implementation or assessment of policies to restrain or contain prices with the goal of providing affordable access to prescription drugs. Rather, the Proposal seeks the rationale and criteria underpinning specific price increases between 2010 and 2016. Thus, the Proposal's specific request demonstrates that the focus is on how and why Vertex makes specific pricing decisions regarding certain of its pharmaceutical products and not on a more general notion of fundamental business strategy addressing policies to restrain or contain drug prices.

Finally, even if, for the sake of argument, the Proposal were to touch upon a non-ordinary business matter – whether a significant policy issue or otherwise – such fact would not preclude exclusion under Rule 14a-8(i)(7). Instead, the question is whether the proposal focuses on a non-ordinary business matter or also deals with matters related to the company's ordinary business operations. *See* Exchange Act Release No. 34-40018 (May 21, 1998). In *PetSmart, Inc.* (Mar. 24, 2011), for example, the proposal called for the company's suppliers to certify that they had not violated certain laws regarding the humane treatment of animals. Even though the Staff had determined that the humane treatment of animals was a non-ordinary business matter, the Staff granted relief to exclude the proposal given that the scope of the laws covered by the proposal were "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping" and, thus, the proposal also dealt with matters related to the company's ordinary business operations. As in *PetSmart*, even if the Proposal touches on a non-ordinary business matter, the Proposal also deals with Vertex's product pricing decisions, which are related to Vertex's ordinary business operations. Therefore, as demonstrated in the No-Action Request, the Proposal is excludable under Rule 14a-8(i)(7).

II. Conclusion

For the reasons stated above and in the No-Action Request, Vertex respectfully requests that the Staff concur that it will take no action if Vertex excludes the Proposal from its 2017 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Vertex's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,



Marc S. Gerber

cc: Catherine M. Rowan
Director, Socially Responsible Investments
Trinity Health

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 22, 2017

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Vertex Pharmaceuticals Incorporated

Dear Sir/Madam:

I have been asked by Trinity Health (hereinafter referred to as the "Proponent"), which is the beneficial owner of shares of common stock of Vertex Pharmaceuticals Incorporated (hereinafter referred to either as "Vertex" or the "Company"), and which has submitted a shareholder proposal to Vertex, to respond to the letter dated January 10, 2017, sent by Skadden, Arps, Slate, Meagher & Flom to the Securities & Exchange Commission on behalf of the Company, in which Vertex contends that the Proponent's shareholder proposal may be excluded from the Company's year 2017 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Vertex's year 2017 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponent's shareholder proposal requests the Company to prepare a report delineating the price increases of the Company's ten top selling drugs during the past several years, the "rationale and criteria" underlying any such price increases and an "assessment of the legislative, regulatory, reputational and financial risk" arising from any such increases.

RULE 14a-8(i)(7)

There are some matters as to which there is no disagreement. These include that proposals dealing with the pricing of products normally are matters of "ordinary business". However, it is equally clear that proposals that deal with ordinary business matters, but which nevertheless raise significant policy issues for the registrant, may not be excluded under Rule 14a-8(i)(7). Release 34-12599 (Nov. 22, 1976); Release 34-40,018 (May, 21, 1998).

It is abundantly clear that the pricing of their drugs by is a significant policy concern for drug manufacturers. It should not be necessary to rehearse this proposition for the Staff since they have already frequently so held. See, e.g., *Celgene Corp.* (March 19, 2015); *Vertex Pharmaceuticals Inc*. (Feb. 25, 2015); *Gilead Sciences, Inc.* (Feb. 23, 2015).

Since those letters, the significance of drug pricing as a policy matter for drug manufactures has only increased, with widespread public outrage; Congressional hearings re Valeant and Turing in February, 2016, where evidence showed increases of up to fifty times and where the former CEO of Turing took the Fifth Amendment (see New York Times articles of February 3, 2016: "Martin - Shkreli All But Gloated Over Hugh Drug Price Increases, Memos Show" and February 5, 2016: "Martin Shkreli Invokes the Fifth Amendment During Grilling by Congress"; and the more recent EpiPen pricing scandal . Most recently, President Trump said that the pharmaceutical companies were "getting away with murder" and vowed that the Federal government would negotiate drug prices.

(New York Times article of January 11, 2017: "Trump Says Pharma 'Getting Away With Murder', Stocks Slide".

The various letters cited by the Company in the first full paragraph on page 3 of its letter are inapposite. Most concern proposals unrelated to drug pricing and that raised no significant policy issue for the registrant. However, two proposals were submitted to drug companies. In both instances, the Staff no-action letters are readily distinguishable. In *UnitedHealth Group Inc*. (March 16, 2011) the registrant argued that the proposal could be excluded under (i)(7) for any of three reasons, including that it related to "the pricing of its products". Another ground that the registrant argued was that it related to the registrant's "management of . . . expenditures". The Staff excluded the proposal, but not on the ground that it related to the pricing of its products, but rather, as stated in the Staff's letter, on the ground that "the proposal relates to the manner in which the company manages its expenses". The *UnitedHealth* letter therefore provides no support whatsoever to the Company's argument that the Proponent's shareholder proposal should be excluded by Rule 14a-8(i)(7).

The *Johnson & Johnson* letter provides even less support. That letter is dated January 12, 2004 and the registrant argued that it was a "marketing" proposal. The Staff agreed. The date of the Staff letter is also notable. Not only was it prior to the current intense furor over drug pricing, it was also decided at a time when "risk" proposals were automatically excluded. The *Johnson & Johnson* letter was certainly of that ilk since it asked "how our company will respond to rising regulatory, legislative and public pressure" over drug pricing. However, since the date of that letter, the Staff's approach to risk proposals has been changed (see SLB 14E (October 27, 2009)) and risk proposals are no longer automatically excluded. As the Staff there stated, it would change its approach since in the past its analytical approach "may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues".

The Company attempts to avoid the clear Staff decisions that state that drug pricing is a significant policy issue for drug manufacturers by claiming that the instant proposal does not focus on "fundamental business strategy . . . and on restraining prices". This is, indeed, a strange reading of a proposal asking for the "rationale and criteria" for price increases and "an assessment of the legislative, regulatory, reputational and financial risks" of price increases. It is true that the proposal also asks for examples of how those "rationale and criteria" have actually been applied by the Company, but such an asking does not convert the primary focus of the proposal from (in the words of the Company) “pricing policies for pharmaceutical products and on restraining prices” to a focus on “obtaining explanation and justification” for specific price increases”. Despite the Company’s assertion, there is NO request for either an “explanation” or a “justification” of any specific price increase. Consequently, and contrary to the Company’s contention (end of carryover paragraph on page 5 of its letter), the Proponent’s shareholder proposal does not focus “on why Vertex makes specific pricing decisions”. The proposal makes no such request. Rather, it is focused on fundamental business strategy.

For the foregoing reasons, the Company has failed to carry its burden of proving that the Proponent’s shareholder proposal is excludable by virtue of Rule 14a-8(i)(7).

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company’s no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Marc S. Gerber
All proponents
Josh Zinner

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7233
DIRECT FAX
202-661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

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BY EMAIL (shareholderproposals@sec.gov)

January 10, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Vertex Pharmaceuticals Incorporated –
2017 Annual Meeting
Omission of Shareholder Proposal of
Trinity Health

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, Vertex Pharmaceuticals Incorporated, a Massachusetts corporation ("Vertex"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with Vertex's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Trinity Health (the "Proponent") from the proxy materials to be distributed by Vertex in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Vertex's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if it submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to Vertex.

I. The Proposal

The Proposal is entitled "Disclose Criteria Used for Price Increases on Top Selling Drugs." The text of the resolution contained in the Proposal is copied below:

> **RESOLVED:** Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in Vertex's view that it may exclude the Proposal from the 2017 proxy materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to Vertex's ordinary business operations.

III. Background

Vertex received the Proposal, accompanied by a cover letter from Trinity Health dated October 19, 2016, and a letter from The Northern Trust Company dated October 19, 2016, verifying Trinity Health's stock ownership as of such date. Copies of the Proposal, cover letter and related correspondence are attached hereto as Exhibit A.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to Vertex's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

In accordance with these principles, the Staff consistently has permitted exclusion of shareholder proposals under Rule 14a-8(i)(7) when those proposals relate to how a company makes specific pricing decisions regarding certain of its products. *See, e.g.*, *Host Hotels & Resorts, Inc.* (Feb. 6, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board consider providing senior citizens and stockholders discounts on hotel rates, noting that discount pricing policy determinations is an ordinary business matter); *Equity LifeStyle Properties, Inc.* (Feb. 6, 2013) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on, among other things, "the reputational risks associated with the setting of unfair, inequitable and excessive rent increases that cause undue hardship to older homeowners on fixed incomes" and "potential negative feedback stated directly to potential customers from current residents," noting that the "setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *Ford Motor Co.* (Jan. 31, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal seeking to allow shareholders who purchased a new vehicle and "had no spare tire and hardware for mounting [the spare tire]…be able to purchase same from Ford Motor at the manufacturing cost of same," noting that "the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *MGM Mirage* (Mar. 6, 2009) (permitting exclusion under Rule 14a-8(i)(7) of a proposal urging the board to implement a discount dining program for local residents); *Western Union Co.* (Mar. 7, 2007) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board review, among other things, the effect of the company's remittance practices on the communities served and compare the company's fees, exchange rates, and pricing structures with other companies in its industry, noting that the proposal related to the company's "ordinary business operations (i.e., the prices charged by the company)"). Similarly, the Staff has permitted exclusion of proposals requesting a report on how companies intend to respond to particular regulatory, legislative and public pressures relating to pricing policies or price increases. *See UnitedHealth Group Inc.* (Mar. 16, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a board report on how the company is responding to regulatory, legislative, and public pressures to ensure affordable health care coverage and the measures the company is taking to contain price increases of health insurance premiums as relating to ordinary business matters); *Johnson & Johnson* (Jan. 12, 2004) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to regulatory, legislative and public pressure to increase access to prescription drugs).

We are aware that, under limited circumstances, the Staff has declined to permit the exclusion of proposals relating to the pricing policies for pharmaceutical products. In all of those instances, however, the proposal focused on the company's fundamental business strategy with respect to its pricing policies for pharmaceutical products rather than on how and why the company makes specific pricing decisions regarding certain of those products. In particular, the request in each of those proposals appeared to focus on restraining or containing prices with the goal of providing affordable access to prescription drugs. *See Celgene Corp.* (Mar. 19, 2015) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on the risks to the company from rising pressure to contain U.S. specialty drug prices, noting that the proposal focused on the company's "fundamental business strategy with respect to its pricing policies for pharmaceutical products"); *Vertex Pharmaceuticals Inc.* (Feb. 25, 2015) (same); *Gilead Sciences, Inc.* (Feb. 23, 2015) (same); *Bristol-Myers Squibb Co.* (Feb. 21, 2000) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board create and implement a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and report to shareholders any changes in its pricing policies and procedures, noting that the proposal related to the company's "fundamental business strategy, i.e., its pricing for pharmaceutical products"); *Warner-Lambert Co.* (Feb. 21, 2000) (same); *Eli Lilly and Co.* (Feb. 25, 1993) (declining to permit exclusion under Rule 14a-8(i)(7) where the proposal requested that the company "seek input on its pricing policy from consumer groups, and to adopt a policy of price restraint," noting that the proposal related to "the [c]ompany's fundamental business strategy with respect to its pricing policy for pharmaceutical products").

In this case, the Proposal delves much more deeply into the day-to-day affairs of Vertex than those proposals described above that focused on companies' fundamental business strategy with respect to pricing policies for pharmaceutical products and on restraining prices with the goal of providing affordable access to prescription drugs. Unlike the requests in those proposals, the primary focus of the Proposal's request is on obtaining explanation and justification for product-specific and time period-specific price increases. In this regard, the Proposal specifically calls for disclosure of "the rationale and criteria used" to determine "the rates of price increases year-to-year of [the] company's top selling branded prescription drugs between 2010 and 2016." The supporting statement likewise calls for detailed justifications of price increases regarding certain pharmaceutical products, and the recital refers to "[p]roposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing" and the desire of certain industry participants for a "justification for [price] increases for branded drugs already on the market." These statements, read together with the Proposal's specific request, demonstrate that the Proposal focuses on the ordinary business matter of how and why Vertex makes specific pricing decisions regarding certain of its pharmaceutical products and not on a more general notion of fundamental business strategy. For this reason, the Proposal is excludable under Rule 14a-8(i)(7) as relating to ordinary business matters.

Finally, we note that a proposal may not be excluded under Rule 14a-8(i)(7) if it is determined to focus on a significant policy issue. The fact that a proposal may touch upon a significant policy issue, however, does not preclude exclusion under Rule 14a-8(i)(7). Instead, the question is whether the proposal focuses primarily on a matter of broad public policy versus matters related to the company's ordinary business operations. *See* the 1998 Release and Staff Legal Bulletin No. 14E (Oct 27, 2009). The Staff consistently has permitted exclusion of shareholder proposals where the proposal focused on ordinary business matters, even though it also related to a potential significant policy issue. For example, in *Amazon.com, Inc*. (Mar. 27, 2015), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company "disclose to shareholders reputational and financial risks it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells" where the proponent argued that Amazon's sale of foie gras implicated a significant policy issue (animal cruelty). In granting no-action relief, the Staff determined that "the proposal relate[d] to the products and services offered for sale by the company." Similarly, in *PetSmart, Inc.* (Mar. 24, 2011), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal calling for suppliers to certify that they have not violated certain laws regarding the humane treatment of animals, even though the Staff had determined that the humane treatment of animals was a significant policy issue. In its no-action letter, the Staff specifically noted the company's view that the scope of the laws covered by the proposal were "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping." *See also, e.g.*, *CIGNA Corp.* (Feb. 23, 2011) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the potential significant policy issue of access to affordable health care, it also asked CIGNA to report on expense management, an ordinary business matter); *Capital One Financial Corp.* (Feb. 3, 2005) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the significant policy issue of outsourcing, it also asked the company to disclose information about how it manages its workforce, an ordinary business matter). In this instance, even if the Proposal were to touch on a potential significant policy issue, similar to the precedent above, the Proposal's request focuses on ordinary business matters (*i.e.*, how and why

Vertex makes specific pricing decisions regarding certain of its pharmaceutical products).

Accordingly, consistent with the precedent described above, Vertex believes that the Proposal may be excluded from its 2017 proxy materials pursuant to Rule 14a-8(i)(7) as relating to Vertex's ordinary business operations.

V. Conclusion

Based upon the foregoing analysis, Vertex respectfully requests that the Staff concur that it will take no action if Vertex excludes the Proposal from its 2017 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Vertex's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,



Marc S. Gerber

Enclosures

cc: Catherine M. Rowan
Director, Socially Responsible Investments
Trinity Health

EXHIBIT A

(see attached)


Trinity Health

Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Fax: (718) 504-4787

E-Mail Address: rowan@bestweb.net

October 19, 2016

Michael J. LaCascia
Office of the Corporate Secretary
Vertex Pharmaceuticals
50 Northern Avenue
Boston, MA 02210

Dear Mr. LaCascia

Trinity Health is the beneficial owner of over $2,000 worth of stock in Vertex Pharmaceuticals. Trinity Health has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

In a letter to Dr. Leiden on July 20, 2016, I expressed concern about the lack of transparency around significant price increases of pharmaceuticals. The rising costs of prescription drugs have caused many Americans to suffer health and economic burdens. I did not receive a response to the letter.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

As the representative for Trinity Health, I am the primary contact for this shareholder proposal and intend to present it in person or by proxy at the next annual meeting of the Company. Other Vertex shareholders may be co-filing this same proposal as well.

We look forward to speaking with you about this proposal at your convenience.

Sincerely,
Catherine Rowan

Catherine Rowan
enc

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

October 19, 2016


Northern Trust

TO WHOM IT MAY CONCERN,

Please accept this letter as verification that as of October 19, 2016 Northern Trust as custodian held for the beneficial interest of
Trinity Health 26,273 shares of Vertex Pharmaceuticals, Inc. .

As of October 19, 2016 Trinity Health has held at least $2,000 worth of Vertex Pharmaceuticals, Inc. continuously for over one year. Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2017.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely,

Ryan Stack
Trust Officer
The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603

NTAC:2SE-18

VERTEX
DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP SELLING DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5% increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.